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                         June 20, 2024

       Raj Mehra, Ph.D.
       President and Chief Executive Officer
       Seelos Therapeutics, Inc.
       300 Park Avenue, 2nd Floor
       New York, NY 10022

                                                        Re: Seelos
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2024
                                                            File No. 333-280215

       Dear Raj Mehra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Samantha H. Eldredge,
Esq.